

Desjardins Securities International Inc.

Financial Statements

December 31, 2020 and 2019

(stated in U.S. dollars)

Table of Contents

DESJARDINS SECURITIES INTERNATIONAL INC.
Balance Sheets
As at December 31
(stated in U.S. dollars)

	Notes	2020	2019
ASSETS			
Cash and cash equivalents		$ 8,558,949	$ 7,753,403
Amounts receivable			
From broker-dealers and counterparties		574,713	468,355
From parent company, without interest or reimbursement terms	6	112	-
Income tax receivable		29,532	245,150
Research services receivable		42,142	74,620
		646,499	788,125
Other assets			
Deposit		100,000	100,000
Prepaid expenses		57,764	50,140
Deferred tax asset		42	146
		157,806	150,286
		$ 9,363,254	$ 8,691,814
LIABILITIES			
Amounts payable			
To broker-dealers and counterparties		$ 24,645	$ 593
Accounts payable and accrued liabilities		46,609	60,223
To parent company and affiliates, without interest or reimbursement terms	6	-	78,084
		71,254	138,900
SHAREHOLDER'S EQUITY	5	9,292,000	8,552,914
		$ 9,363,254	$ 8,691,814

See accompanying notes to the Financial Statements.

On behalf of the Board of Directors



...., Director



...., Director

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of Operations
For the years ended December 31, 2020 and 2019
(stated in U.S. dollars)

	Notes	2020	2019
Revenue			
Commissions		$ 1,091,376	$ 1,012,169
Research services		501,103	618,238
Foreign exchange gain (loss)		(11,856)	6,938
Net interest		38,383	146,716
		1,619,006	1,784,061
Operation and administration			
Management fees	6	467,808	515,937
Clearing and regulatory fees		92,560	89,902
Business development costs		15,345	138,998
Professional fees		85,393	75,111
Other		25,639	25,394
		686,745	845,342
Income before income taxes		932,261	938,719
Income tax expense	4	193,175	144,329
Net income		$ 739,086	$ 794,390

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Changes in Shareholder's Equity
For the years ended December 31, 2020 and 2019
(stated in U.S. dollars)

	Share capital	Retained earnings	Total
Balance as at December 31, 2018	$ 3,214,763	$ 4,543,761	$ 7,758,524
Net income	-	794,390	794,390
Balance as at December 31, 2019	$ 3,214,763	$ 5,338,151	$ 8,552,914
Net income	-	739,086	739,086
Balance as at December 31, 2020	**$ 3,214,763**	**$ 6,077,237**	**$ 9,292,000**

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of Cash Flows
For the years ended December 31, 2020 and 2019
(stated in U.S. dollars)

	2020	2019
Operating activities		
Net income	$ 739,086	$ 794,390
Deferred tax	103	91
Change in operating assets and liabilities:		
Amounts receivable from and payable to broker-dealers and counterparties, net	(82,305)	73,589
Research services receivable	32,478	(69,120)
Other assets	(7,623)	(4,247)
Accounts payable and accrued liabilities	(13,615)	(26,533)
Income taxes payable	215,618	(461,282)
	883,742	306,888
Financing activities		
Amounts payable to parent company	(78,196)	36,107
	(78,196)	36,107
Increase in cash and cash equivalents	805,546	342,995
Cash and cash equivalents, beginning of year	7,753,403	7,410,408
Cash and cash equivalents, end of year	$ 8,558,949	$ 7,753,403
Cash and cash equivalents consist of:		
Cash	491,567	436,398
Money market investments	8,067,382	7,317,005
Cash and cash equivalents, end of year	$ 8,558,949	$ 7,753,403

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2020 and 2019
(stated in U.S. dollars)

1. Description of Business

Desjardins Securities International Inc. (the Company), was incorporated on January 24, 2001 under the Canada Business *Corporations Act.* The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and *US Securities and Exchange Commission* (SEC), and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through its clearing firm, Pershing LLC. Desjardins Securities International Inc. does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of the Federation des caisses Desjardins du Quebec (the Federation). The Company's head office is located at 1170 Peel Street, Suite 300, Montreal, Quebec, Canada, H3B 0A9.

2. Adoption of New Accounting Policies

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimums expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

3. Significant Accounting Policies

These Financial Statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States ("US GAAP").

a) Use of Estimates

The preparation of the Financial Statements in accordance with US GAAP requires management to make estimates and assumptions which affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. These estimates are based on judgment and the best available information at the time. Therefore, actual results may differ from these estimates. There were no significant estimates during 2020 and 2019.

The COVID-19 pandemic did not have a material impact on the judgments made as well as on the estimates and assumptions made by management for the purposes of preparing the financial statements.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial Instruments

The Company classifies its financial assets in the category "Loans and receivables". Financial liabilities are classified in the category "Other".

All financial assets and liabilities are initially recognized at fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2020 and 2019
(stated in U.S. dollars)

After the initial recognition, financial assets and liabilities are subsequently carried at amortized cost under the effective interest rate method. The carrying value of these financial assets and liabilities approximates their fair value.

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market investments. Cash equivalents are short-term investments, very liquid, easily convertible into a known cash amount, subject to a negligible risk of a change in value and are not segregated and deposited for regulatory purposes.

e) Accounts receivable

Accounts receivable consist of amounts due from transactions with customers, including research services. The Company accounts for trade receivables at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. The Company writes off trade receivables when they are deemed uncollectible. As of and for the year ended December 31, 2020, there was no allowance or write-off recorded.

f) Foreign Currency Translation

The Company's functional and presentation currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the transaction date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from the translation of foreign currencies are included in "Revenue - Foreign exchange gain (loss)" in the Statements of Operations.

g) Revenue Recognition

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

–   *Brokerage commissions* are charged to customers for order execution services and trade clearing and settlement services.

    The Company recognizes revenue at the time of execution of the order (i.e. trade date). Commissions are generally collected from cleared customers on settlement date.

–   *Research fees* are charged to customers for financial information, analysis and research to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectibility is reasonably assured, generally in arrears.

The Company also earns revenues from other sources including interest revenue earned on the cash balances and money market investments recognized based on the effective interest rate method, and foreign exchange gains or losses resulting from translation of transactions denominated in foreign currencies.

h) Deposit

The Company operates pursuant to Security and Exchange Act Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer on a fully disclosed basis through its clearing firm, Pershing LLC. This organisation requires a clearing deposit of $100,000.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2020 and 2019
(stated in U.S. dollars)

i)   Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current year and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting dates.

Deferred Tax

Deferred taxes are accounted for using the liability method. This method requires that deferred taxes reflect the expected deferred tax effect of all temporary differences at the reporting date between the carrying amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized when it is more likely than not that they will be realized.

j)   Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statements and through February 17, 2021 and determined that there were no material events or transactions that would require recognition in these Financial Statements.

4.   Income Taxes

a)   Income Tax Expense

	2020	2019
Current	$ 193,072	$ 144,238
Deferred	103	91
	$ 193,175	$ 144,329

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The Company's income tax expense recorded in the Statements of Operations differs from the amount that would be computed by applying the Canadian statutory tax rates as a result of the following:

	2020	2019
Income taxes at the Canadian combined statutory rate of 26.50% (26.60% in 2019)	$ 247,049	$ 249,699
Change in income taxes resulting from:		
Non-deductible expenses and other	708	3,862
Adjustments in respect of current income taxes	(790)	(2,692)
Exchange remeasurement of current income taxes	4,459	2,214
Income taxes on foreign exchange gains on account of capital	(58,251)	(108,754)
Income tax expense	$ 193,175	$ 144,329

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2017 to 2019.

The Company has no accrual for uncertain tax positions.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2020 and 2019
(stated in U.S. dollars)

5. **Shareholder's Equity**

    a) **Authorized Share Capital**

        – an unlimited number of voting and participating Class A shares, without par value;

        – an unlimited number of non-voting, participating Class B shares, convertible to Series D shares, without par value;

        – an unlimited number of voting, non-participating Class C shares, without par value;

        – an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;

        – an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;

        – an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;

        – an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

    b) **Share Capital Issued**

	2020	2019
4,075,000 Series A common shares	$ 3,214,763	$ 3,214,763

    c) **Capital Management**

    As a FINRA and SEC registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. As of December 31, 2020, the Company has a net capital of $ 8,219,020 which exceeds the required net capital of $100,000 by $ 8,119,020 (see Note 8).

6. **Related Party Transactions**

    The related party balances set forth in the table below result from transactions between the Company and the parent company and affiliates from Desjardins Group, in the normal course of business, as part of its operations. These transactions are measured at the exchange value which is the consideration established and agreed to by the related parties.

    The transactions and balances with these entities are the following:

	2020	2019
Management fees (parent company)[1]	$ 467,808	$ 515,937
Cash (affiliates)	491,118	423,367
Amounts payable (receivable) to the parent company	(112)	78,084

(1) Management fees consist of various services and facilities, as agreed upon in the expense sharing agreement.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2020 and 2019
(stated in U.S. dollars)

7. **Financial Risk Management**

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of credit, liquidity and market risks.

a) **Credit risk**

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

b) **Liquidity risk**

Liquidity risk is the risk that the Company cannot quickly convert its assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual terms to maturity:

Financial liability	December 31, 2020	December 31, 2019	Contractual term to maturity
To broker-dealers and counterparties	$ 24,645	$ 593	Due within one year
Accounts payable and accrued liabilities	46,609	60,223	Due within one year
To parent company and affiliates, without interest	-	78,084	On demand

c) **Market risk**

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company is primarily exposed to foreign exchange risk.

Foreign exchange risk arises from the possibility that changes in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments used to reduce the foreign exchange risk.

In addition, earnings are subject to Canadian income taxes measured and paid in Canadian dollars. The Company translates its U.S. denominated Financial Statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the changes in foreign exchange rates, this exposes the Company to significant fluctuations in the amount of taxes to be paid.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2020 and 2019
(stated in U.S. dollars)

8. Schedule of Computation of Net Capital

	2020
Total shareholder's equity as at December 31, 2020	**$ 9,292,000**
Deduct non-allowable assets	
Cash (affiliates)	**491,118**
Receivable from parent company	**112**
Receivable from broker-dealers and counterparties	**417,642**
Other receivables	**129,438**
Deferred tax asset	**42**
	1,038,352
Other deductions - Insurance deductible margin on securities position and foreign exchange margin	**34,628**
Net capital	**8,219,020**
Computation of aggregate indebtedness to net capital requirements	
Required minimum net capital: the greater of:	
i) $100,000 or	
ii) 6⅔% of aggregate indebtedness of $ 71,254	**100,000**
Excess net capital	**$ 8,119,020**
Ratio: Aggregate indebtedness to net capital	**0.0087**

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k)(2)(ii) of that Rule. There are no material differences between the above computation and the corresponding computation prepared by the Company and included in the unaudited Part II Focus Report, as filed on January 21, 2021.